UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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20014228

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/5/2020 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDM ADVISORY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway , Suite 300, Office 314
(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yunshu Ling — (203) 613-4174
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

YSL and ASSOCIATES
(Name - if individual, state last, first, middle name)

11 Broadway , Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Yunshu Ling, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GDM Advisory LLC, as as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Manager and CCO
Title

8/24/2020
Notary Public

RUSTAM R YAMILOV
Notary Public
Connecticut
My Commission Expires Sep 30, 2024

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GDM ADVISORY, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING COMPANY
(PURSUANT TO RULE 17a-5(e)(3))

FOR THE PERIOD FROM FEBRUARY 05, 2020 TO JUNE 30, 2020

GDM ADVISORY, LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GDM Advisory LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GDM Advisory LLC (the "Company") as of June 30, 2020, the related statements of income, changes in members' equity, and cash flows for the period from February 5, 2020 to June 30, 2020, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as GDM Advisory LLC's auditor since 2019.

New York, NY

August 24, 2020

GDM ADVISORY, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Current assets	
Cash	$ 55,469
Prepaid expenses	265
Total current assets	55,734
Other assets	
Security deposit	2,088
Retainer	1,850
Total other assets	3,938
Total assets	$ 59,672

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Account payable	$ 9,987
Total current liabilities	9,987
Members' equity	49,685
Total liabilities and members' equity	$ 59,672

The accompanying notes are an integral part of these financial statements.

GDM ADVISORY, LLC
STATEMENT OF INCOME
FOR THE PERIOD FEBRUARY 05, 2020 TO JUNE 30, 2020

Revenues	
Placement fee income	$ -
Retainer fee income	-
Other income	-
Total revenues	-
Expenses	
Legal and professional services	16,051
Rent	5,279
Regulatory	68
General and administrative	46
Total expenses	21,444
Net loss	$ (21,444)

The accompanying notes are an integral part of these financial statements.

GDM ADVISORY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FEBRUARY 05, 2020 TO JUNE 30, 2020

	Contributed capital	Members' equity	Total
Balance February 05, 2020	$ 105,750	$ (34,620)	$ 71,129
Member's contributions	-	-	-
Member's distributions	-	-	-
Net loss	-	(21,444)	(21,444)
Balance June 30, 2020	$ 105,750	$ (56,064)	$ 49,685

The accompanying notes are an integral part of these financial statements.

GDM ADVISORY, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 05, 2020 TO JUNE 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(21,444)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		67
Accounts payable		8,602
Total adjustments		8,669
Net cash used in operating activities		(12,775)
Net decrease in cash		(12,775)
Cash, beginning of period		68,244
Cash, end of period	$	55,469

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

GDM ADVISORY, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company performs investment banking activities in addition to other capital raising strategies, specifically the private placement of securities. The Company was founded on November 13, 2018 under the laws of the State of Delaware and was approved by FINRA on February 05, 2020. The Company, a Delaware limited liability company, is owned by two members. The Company does not maintain customer accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In conformity with the SEC's no action letter in pertaining to Rule 17a-5(d) for initial audit periods of three months or less after registration with the SEC, the accompanying financial statements are for the period from February 05, 2020 (date of registration) through June 30, 2020.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in a demand account at financial institution and as of June 30, 2020, their only bank account did not exceed the $250,000 FDIC coverage limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services include placement of securities, post-placement consulting services. The Company enters into contracts with no set duration and the contracts are terminated at will by either party without cause. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives when the corporate finance activity is completed. The Company's retainer fees are paid either up front or over time. The Company's success fees are paid at the time when the engagement is completed. The Company recognizes revenue relating to retainer fees on a month to month basis as the services are being performed and transferred to customers.

Success fees, which are variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, which is typically at the closing of the transaction, the variable constraint. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the Company's control.

Reimbursements from customers include those that pertain to travel and other out-of-pocket expenses incurred by the Company. The expenses are directly related to customer transactions and are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and is presented within other income in total. Unearned revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed.

Income Taxes

The Company is a limited liability Company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code stipulates that the income or loss is passed through to the beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company accounts for uncertainty in income taxes under ASC 740-10. Under ASC 740-10, Accounting for Uncertainty in Income Taxes, the standard provides applicable measurement and disclosure guidance related to uncertain tax positions. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2 - Summary of Significant Accounting Policies-Continued

Fair Value of Financial Instruments

The Company's financial instruments, including cash, prepaid expenses, other assets, accounts payable, and credit card payable are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Leases

In February 2020, the Company began accounting for leases under the Accounting Standards Update 2016-02, *Leases (Topic 842)* accounting guidance, which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach upon the adoption of this accounting standard.

The Company leases its office under a month-to-month operating lease agreement. In February 2020, the Company entered a month to month lease for its new office in Roseland, New Jersey with monthly rent of $1,044 through July 31, 2020.

The Company does not have a Right-of-Use Asset or lease obligation under the current lease arrangement.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At June 30, 2020, the Company had net capital of $45,482 which exceeded its minimum net capital requirement of $5,000 by $40,482. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At June 30, 2020, this ratio was .22 to 1.

Note 4 - Rule 15c3-3

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

Its business activities are, and will remain, limited to business activities in the private placement of securities, acting as a placement agent, including private offerings where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys.

Note 5 - Related Party Transactions

The Company does not have transactions with a related party and all its expenses are direct expenses of the Company. There is no expense sharing arrangement with a related party.

Note 6 - Concentration of Revenues

The Company did not generate any revenues from February 05, the FINRA registration date, through its year end, June 30, 2020.

Note 7 - Commitments and Contingencies

The Company has no commitments or contingencies outstanding at June 30, 2020.

Note 8 – Subsequent Events

The Company evaluated subsequent events through August 24, 2020 when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

GDM ADVISORY, LLC
SUPPLEMENTARY INFORMATION
JUNE 30, 2020
Schedule I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Members' Equity	$	49,685
DEDUCTIONS AND/OR CHARGES		
Prepaid expenses		265
Security deposit		2,088
Retainer		1,850
Non-allowable assets		4,203
NET CAPITAL		45,482
Less: Minimum net capital requirements the greater of 12.5 % of aggregate indebtedness or $5,000 , as defined per the Rule 15c3-1		5,000
EXCESS NET CAPITAL	$	40,482
AGGREGATE INDEBTEDNESS	$	9,987
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.22 to 1

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2020

See accompanying Report of Independent Registered Public Accounting Firm

GDM ADVISORY, LLC
Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OFJUNE 30, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GDM Advisory LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) GDM Advisory LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the period from February 5, 2020 to June 30, 2020. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY

August 24, 2020

GDM Advisory LLC 101 Eisenhower Parkway, Suite 300, Roseland NJ 07068

Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of my knowledge and belief, GDM Advisory, LLC (the "Company") states the following:

The Company may file an exemption report because it has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from February 5, 2020 to June 30, 2020.

CCO